Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

February 8, 2016

Mr. Michael J. Picker, President
California Public Utilities Commission
505 Van Ness Avenue
San Francisco, CA 94102

Re: Time Warner Charter Merger Proceeding
President Picker:
California Black Media (CBM) is pleased to submit this letter in support of the merger of Charter Communications, Time Warner Cable, and Bright House Networks. Our support is based upon our understanding of the commitment that the three merging companies have shown, and are showing in taking on diversity and inclusion initiatives in recent years that have been met with great success.

Together as New Charter, these companies would combine their experience and resources, and in so doing, improve the diversity and inclusion in the industry as a whole. Additionally, we are impressed with New Charter’s Memorandum of Understanding (MOU) on these issues. The MOU is a strong signal to industry stakeholders and consumers that New Charter is serious about implementing initiatives that have real value and show positive results and are a benefit to our members, and the African American communities they represent.

CBM was founded in 2001, with the vision of harnessing the collective power of African-American media outlets to better inform their audiences and to set the agenda on policy conversations that affect the communities they serve. CBM reaches deep into the African-American media space not only providing exclusive entrée into the pages and airwaves of member organizations; it also delivers reliable access to a vast network of top level media decision-makers, experienced journalists, influential opinion makers and authoritative subject matter experts in every conceivable field of interest.

We are also deeply invested in the cable broadband industry, and a merger of this caliber is of great importance to our partners and the consumers we serve. This merger is of interest to the members and audience of CBM, as they keenly understand that its approval will positively impact diversity in the marketplace, further supporting the voices of African American media due to the fact that their choices and outlets will now grow under the consolidation afforded by this merger.

1809 S Street 101-226 Sacramento, California 95811 www.cablackmedia.org

CBM works with black newspapers, radio stations, and media personalities across the state. In line with our efforts is the promotion of diversity and inclusion across the cable broadband industry. Like much of corporate America, cable broadband has struggled to address gaps in representation. Many in the industry are making strides in this area, however, and the Charter-Time Warner-Bright House merger is a serious step in the right direction.

It should be noted herein that on August 8, 2014, CBM filed a Petition in the FCC, MB Docket No. 14-57 to deny the application of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and SpinCo to assign and transfer control of FCC licenses and other authorizations. Our reasons for opposing the proposed merger at that time was because we found that the merger proposed by Comcast Corporation would have inflicted great harm in the African American viewing community, and to the media members we represent.

This was for several reasons. First, the Comcast proposed merger gave rise to First Amendment concerns. Second, we believe there were vertical integration and horizontally integrated media anti-trust violations. Third, the proposed takeover would have created a media mega-corporation controlling access to a super majority of households in the protected classes , which was far too much power and control in the marketplace, it was not in the public interest, and it would not have been consistent with diversity objectives set out by Congress and the FCC. 1

However, given the size and impact of this newly aligned proposed merger, the far reaching and affirmative public interests mandates voluntarily adopted by New Charter in this proposed merger, we find no opposition to the New Charter merger, MB Docket No. 15-149. To the contrary, we applaud the self-imposed initiatives of the New Charter MOU.

New Charter’s hiring, governance, and procurement efforts would work to dismantle barriers to entry for those groups that remain underrepresented in the industry. For example, the company would improve the hiring and retention of minority employees through targeted mentorship programs. It would also commit to bringing on at least one Latino, one African American, and one Asian American to its board. In addition, it would provide information sessions free of charge to minority-owned businesses interested in joining the cable broadband supply chain.

The MOU also outlines New Charter’s commitment to diverse consumers. The company would support independent programmers, many of whom are minority owned, in an effort to build greater inclusion in the industry and provide customers with more programming options. And, consistent with our often stated position in the past, CBM supports cable mergers that have committed to explore expansion of programming to address the need for an independently owned Black cable public affairs news station.

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1 Please see our previous filing in its entirety for our supporting arguments. See CALIFORNIA BLACK MEDIA’s PETITION TO DENY APPLICATIONS OF COMCAST CORPORATION, TIME WARNER CABLE INC., CHARTER COMMUNICATIONS, INC., AND SPINCO TO ASSIGN AND TRANSFER CONTROL OF FCC LICENSES AND OTHER AUTHORIZATIONS. MB Docket No. 14-57.

1809 S Street 101-226 Sacramento, California 95811 www.cablackmedia.org

As we understand them, the initiatives would span across the entire company, including in hiring, governance, procurement, programming, and community investment. At CBM, we applaud this comprehensive approach and are particularly impressed that these efforts would work to improve diversity and inclusion both internally and externally.

CBM is pleased to join the consumers, and those in the industry, supporting the New Charter proposed merger. We believe the MOU is a great first step for the pending company, and we are committed to holding the company accountable for its diversity and inclusion commitments.

We urge the California Public Utilities Commission to consider the benefits New Charter will bring to its industry and consumers and move quickly to approve the merger.

Respectfully,

Regina Wilson

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

1809 S Street 101-226 Sacramento, California 95811 www.cablackmedia.org